Exhibit 99.8

EXECUTION VERSION

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 6th day of October, 2026.

BETWEEN:

MARGARET E. SOUTHERN SPOUSAL TRUST, a trust existing under the laws of the Province of Alberta, by its trustees, Nancy Southern, Linda Southern-Heathcott and Margaret E. Southern (the “Shareholder”)

-and-

EMERA INCORPORATED, a company existing under the laws of the Province of Nova Scotia (“Emera”)

WHEREAS the Shareholder is the registered or beneficial owner of, or directly or indirectly exercises control or direction over, each of the Class I Shares (the “ATCO Class I Shares”) of ATCO Ltd. (“ATCO”) and each of the Class A Shares (the “Canadian Utilities Class A Shares”) and Class B Shares (the “Canadian Utilities Class B Shares”) of Canadian Utilities Limited (“Canadian Utilities”) set forth on Schedule A hereto (such ATCO Class I Shares, Canadian Utilities Class A Shares and Canadian Utilities Class B Shares, together with any additional voting or equity securities of ATCO or Canadian Utilities which the Shareholder acquires registered or beneficial ownership of or direct or indirect control or direction over after the date hereof, collectively being the Shareholder’s “Subject Securities”);

AND WHEREAS Emera, ATCO, Canadian Utilities and 2856571 Alberta Ltd. have entered into an arrangement agreement concurrently with the entering into of this Agreement (including the plan of arrangement attached thereto, the “Arrangement Agreement”) pursuant to which, among other things and subject to the terms and conditions set forth therein, Emera will directly or indirectly acquire all of the outstanding ATCO Class I Shares and ATCO Class II Shares and all of the outstanding Canadian Utilities Class A Shares and the Canadian Utilities Class B Shares not owned by ATCO;

AND WHEREAS the Shareholder acknowledges that Emera would not enter into the Arrangement Agreement but for the execution, delivery and performance of this Agreement by the Shareholder;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1 - INTERPRETATION

Section 1.1  Definitions in Arrangement Agreement

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

Section 1.2  Certain Rules of Interpretation

(a)

The division of this Agreement into articles and sections is for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

(b)

Words importing the singular include the plural and vice versa, and words importing the use of any gender include all genders. Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”. If a term is defined in this Agreement, a derivative of that term will have a corresponding meaning.

(c)

Each of the parties to this Agreement acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

(d)

For the purpose of this Agreement, a Person is an “affiliate” of another Person if one of them is a Subsidiary of the other or each one of them is controlled, directly or indirectly, by the same Person, provided that in no case shall an “affiliate” of the Shareholder include ATCO or any of its Subsidiaries or Canadian Utilities or any of its Subsidiaries. A “Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary. A Person is considered to “control” another Person if: (i) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors, or similar supervisory body, of the second Person, unless that first Person holds the voting securities only to secure an obligation, or (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person, or (iv) the second Person is a trust and the first Person is entitled to elect or designate a majority of the trustees of the trust, whether by Contract, by ownership or control or direction of securities or otherwise.

Section 1.3  Schedules

The following Schedules attached hereto constitute an integral part of this Agreement:

Schedule “A” -   Subject Securities

Schedule “B” -   Affiliate Equity Disclosure

ARTICLE 2 – COVENANTS

Section 2.1  Covenants of Emera

Emera hereby covenants and agrees in favour of the Shareholder that, from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with Article 4:

(a)	Emera shall perform all of its obligations set forth in the Arrangement Agreement;

(b)

without the prior written consent of the Shareholder, Emera shall not: (i) modify or waive any term or condition of, or amend or supplement, the Arrangement Agreement or the Plan of Arrangement, in each case, in a manner that is adverse to the Shareholder, or (ii) vary the amount or form of the Consideration payable by Emera for the Subject Securities as set out in the Arrangement Agreement and the Plan of Arrangement (other than to add additional consideration).

Section 2.2  Covenants of the Shareholder

As used herein the “Southern Family Group” means, collectively, Margaret E. Southern, Nancy C. Southern and Linda A. Southern-Heathcott, their spouses and issue (whether natural born or legally adopted) and spouses thereof, the estates of any such individuals, and corporations owned or controlled by any one or more of the foregoing (including the Shareholder and Slalom Holdings Ltd.) or by trusts of which any one or more of the foregoing are the principal beneficiaries (including the Slalom Spousal Trust and the Margaret E. Southern Spousal Trust). The Shareholder hereby covenants and agrees in favour of Emera that, from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with Article 4:

(a)

at any meeting of shareholders or any class of shareholders of ATCO or Canadian Utilities (including the ATCO Meeting and the Canadian Utilities Meeting) or any adjournment thereof at which holders of Subject Securities are entitled to vote, or in any other circumstances upon which a vote (including in connection with any separate vote of any class of shareholders or any other sub-group of shareholders of ATCO or Canadian Utilities that may be required to be held and at which the Subject Securities may be voted), consent (including a written consent in lieu of a meeting) or other approval with respect to the Arrangement or any transaction contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Subject Securities for (i) the approval of the Arrangement and each of the other transactions contemplated by the Arrangement Agreement, (ii) any proposal to adjourn or postpone such meeting if such adjournment or postponement is proposed by Emera pursuant to and in compliance with the provisions of the Arrangement Agreement, and (iii) any other matter necessary for the consummation of the Arrangement or any other transaction contemplated by the Arrangement Agreement;

(b)

at any meeting of shareholders or any class of shareholders of ATCO or Canadian Utilities (including the ATCO Meeting and the Canadian Utilities Meeting) or at any adjournment thereof at which holders of Subject Securities are entitled to vote, or in any other circumstances upon which a vote (including in connection with any separate vote of any class of shareholders or any other sub-group of shareholders of ATCO or Canadian Utilities that may be required to be held and at which the Subject Securities may be voted), consent (including a written consent in lieu of a meeting) or other approval is sought, the Shareholder shall cause its Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Subject Securities against (i) any Acquisition Proposal and any action, proposal, transaction, agreement or matter that could reasonably be expected to enable, encourage, support, promote, lead to or otherwise facilitate an Acquisition Proposal, and (ii) any action, proposal, transaction, agreement or matter that could reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of ATCO or Canadian Utilities under the Arrangement Agreement or of the Shareholder under this Agreement, (B) impede, interfere with, delay, discourage, prevent, adversely affect, inhibit or frustrate the timely consummation of the Arrangement, any other transaction contemplated by the Arrangement Agreement or the fulfillment of the conditions to the consummation of the Arrangement, or (C) change in any manner the voting rights of any class of shares of ATCO or Canadian Utilities (including any amendments to ATCO’s or Canadian Utilities’ or any of their respective Subsidiaries’ constating documents);

(c)

no later than ten (10) days prior to the date of any meeting of shareholders or class of shareholders of ATCO (including the ATCO Meeting) or Canadian Utilities (including the Canadian Utilities Meeting), the Shareholder shall, with respect to all of its Subject

Securities deliver or cause to be delivered, with a copy to Emera concurrently with such delivery, a duly executed proxy or voting instructions causing the Subject Securities to be voted in accordance with the Shareholder’s obligations in Section 2.2(a) and Section 2.2(b), as applicable. Such proxy or voting instructions shall confer voting authority on those individuals as may be designated by ATCO or Canadian Utilities, as applicable, in the management information circular (including the Circular) and form of proxy with respect to such meeting (including the ATCO Meeting and the Canadian Utilities Meeting) and such proxy or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of Emera or to the extent required to comply with the Shareholder’s obligations in Section 2.2(a) and Section 2.2(b);

(d)

the Shareholder shall revoke and take all steps necessary to effect the revocation of any and all prior proxies granted or voting instruction forms or other voting documents that may conflict with or be inconsistent with the matters set forth in this Agreement, and not, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in this Agreement, except as expressly required or permitted by this Agreement;

(e)

the Shareholder shall not, nor shall it permit any of its Subsidiaries to, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement or understanding with respect to the Transfer of, any of its Subject Securities to any Person, other than to Emera pursuant to the Arrangement Agreement, (ii) grant any proxy, power of attorney, or voting instructions, deposit any of its Subject Securities into any voting trust or enter into any voting or pooling agreement, whether by Contract, Law or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement, or (iii) agree to take any of the actions prohibited by the foregoing clauses (i) and (ii), provided that nothing in this Section 2.2(e) shall prohibit a Transfer of any of the Shareholder’s Subject Securities to any member of the Southern Family Group, including, for greater certainty, as the result of the winding-up or amalgamation of a corporation that is a member of the Southern Family Group or a Transfer to a new corporation that is, after formation, a member of the Southern Family Group (each, a “Permitted Transfer”); provided that, as a pre-condition to such Transfer, the transferee shall have agreed in writing in form and on terms satisfactory to Emera, acting reasonably, to become bound by this Agreement in respect of such Subject Securities in the same manner as the Shareholder hereunder (if not already so bound);

(f)

the Shareholder shall, and shall cause its Subsidiaries and its and their Representatives to, use its commercially reasonable efforts to assist ATCO and Canadian Utilities to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and to oppose any of the matters described in Section 2.2(b);

(g)

the Shareholder shall not, and shall cause its Subsidiaries not to, directly or indirectly, exercise any rights of appraisal or rights of dissent provided under any applicable Law in connection with the Arrangement (including the Dissent Rights) or the other transactions contemplated by the Arrangement Agreement;

(h)

the Shareholder shall promptly notify Emera upon acquiring or becoming the legal or beneficial owner of, or acquiring direct or indirect control or direction over, any additional ATCO Class I Shares, ATCO Class II Shares, Canadian Utilities Class A Shares, Canadian Utilities Class B Shares or other voting or equity securities in the capital of ATCO or Canadian Utilities after the date hereof, and from and after the date of such acquisition, all such additional securities shall be deemed to be “Subject Securities” of the Shareholder and subject to all of the terms and conditions of this Agreement;

(i)	the Shareholder shall not, nor shall it permit its Subsidiaries to, directly or indirectly through any Representative or otherwise:

(i)

solicit, assist, initiate, entertain or knowingly facilitate or knowingly encourage (including by way of furnishing information or access to properties, facilities, books or records of the Shareholder, ATCO or any of its Subsidiaries, Canadian Utilities or any of its Subsidiaries, or entering into any form of agreement, arrangement or understanding in respect of the foregoing) any inquiry, proposal or offer (whether public or otherwise) that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal or any of the matters described in Section 2.2(b);

(ii)

enter into, continue or otherwise engage or participate in any negotiations or discussions with any Person (other than Emera) regarding any inquiry, proposal or offer (whether public or otherwise) that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal or any of the matters described in Section 2.2(b);

(iii)	accept, recommend, approve, agree to, endorse, or publicly propose to recommend, approve, agree to or endorse any Acquisition Proposal;

(iv)

accept, approve, endorse, recommend or enter into, or publicly propose to accept or enter into, any agreement, understanding or arrangement (including any letter of intent or agreement in principle) with any Person (other than Emera) in respect of any Acquisition Proposal;

(v)

cause, endorse, support, encourage, facilitate, recommend, propose or otherwise influence the board of directors of either Company to withdraw, amend, modify or qualify, or propose to withdraw, amend, modify or qualify, in each case, in any manner adverse to Emera, the ATCO Board Recommendation (or any related recommendation by any committee of the ATCO Board) or the Canadian Utilities Board Recommendation (or any related recommendation by any committee of the Canadian Utilities Board) or to enter into a Permitted Acquisition Agreement; or

(vi)

join in the requisition of any meeting of the shareholders of ATCO or Canadian Utilities for the purpose of considering any resolution related to any Acquisition Proposal or any of the matters described in Section 2.2(b);

(j)

the Shareholder shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and terminate, and cause to be terminated, all existing solicitations, encouragements, discussions or negotiations, if any, initiated before the date of this Agreement with any Person (other than Emera) that has made, indicated any interest in making or may reasonably be expected to make an Acquisition Proposal or any of the matters described in Section 2.2(b) (whether or not initiated by the Shareholder);

(k)

if the Shareholder or any of its Subsidiaries or its or their respective Representatives (in each case, the “Receiving Party”) is in receipt of, or otherwise becomes aware of, a bona fide Acquisition Proposal or any request (which request may be reasonably considered to be in furtherance of, or in relation to, an Acquisition Proposal) for non-

public information relating to ATCO, Canadian Utilities or any of their respective Subsidiaries or its or their properties, facilities, books or records, the Shareholder shall:

(i)

promptly (and in any event within 24 hours of receipt by the Receiving Party) notify Emera (at first orally and then in writing) of such Acquisition Proposal or request or any amendments to the foregoing received by such Receiving Party, and shall include with such notice a copy of such Acquisition Proposal (or any amendment thereto) or request for non-public information relating to the Receiving Party, ATCO, Canadian Utilities, or any of their respective Subsidiaries or its or their properties, facilities, books or records, or, if no written Acquisition Proposal or request has been received, a description of the material terms and conditions of, and the identity of the Person making such inquiry, proposal, offer or request (to the extent then known by the Receiving Party) and the Receiving Party shall also provide such further and other details of the Acquisition Proposal, request or any amendment thereto as Emera may reasonably request (to the extent then known by the Receiving Party); and

(ii)

keep Emera fully and promptly informed of the status (including any change to material terms, of any Acquisition Proposal, request or any amendment thereto) and, solely to the extent permitted by this Agreement, discussions and negotiations with respect to, such Acquisition Proposal (or any amendment thereto) or request for non-public information relating to the Receiving Party, ATCO, Canadian Utilities, or any of their respective Subsidiaries or its or their properties, facilities, books or records and shall promptly provide to Emera copies of all substantive correspondence and other written material sent or provided to the Receiving Party by any Person in connection with the foregoing or sent or provided by the Receiving Party to any Person in connection with the foregoing; provided however that no such notification shall be required if ATCO or Canadian Utilities has provided such notification to Emera pursuant to the Arrangement Agreement;

(l)

the Shareholder shall not, nor shall it permit any of its Subsidiaries or its or their respective Representatives to, take any other action of any kind, directly or indirectly, which could, individually or in the aggregate, reasonably be expected to reduce the success of, or delay or interfere with, the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and

(m)

the Shareholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all such other action necessary or as Emera, ATCO or Canadian Utilities may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Arrangement Agreement.

Section 2.3  Co-operation/Alternative Transaction

As used herein, an “Alternative Transaction” means a form of transaction other than pursuant to the Arrangement (including, without limitation, a take-over bid or an amalgamation) whereby Emera and/or its Subsidiaries would directly or indirectly acquire all the ATCO Class I Shares, all of the ATCO Class II Shares, all of the Canadian Utilities Class A Shares, and all of the Canadian Utilities Class B Shares not owned by ATCO, provided that such transaction meets the following conditions:

(a)

the economic terms and conditions of such transaction shall have consequences to the Shareholder, on an after-tax basis, that are substantially equivalent to or better than those contemplated by this Agreement and the Arrangement Agreement; and

(b)

either (i) the consideration to be received by ATCO Shareholders other than the Shareholder is substantially equivalent in value on a per ATCO Share basis to the consideration to be received by the Shareholder thereunder in respect of its ATCO Shares, the consideration to be received by Canadian Utilities Shareholders holding Canadian Utilities Class A Shares other than the Shareholder is substantially equivalent on a per Canadian Utilities Class A Share basis to the consideration to be received by the Shareholder thereunder in respect of its Canadian Utilities Class A Shares (if any), and such Alternative Transaction is not expected to result in tax consequences that are materially worse to such ATCO Shareholders or Canadian Utilities Shareholders compared to the transactions contemplated in the Arrangement Agreement, or (ii) the terms of such transaction shall have been the subject of a favourable ATCO Board Recommendation and a favourable Canadian Utilities Board Recommendation, mutatis mutandis.

If Emera concludes that it is necessary or desirable to proceed with an Alternative Transaction, the Shareholder agrees to fully support (and to cause its Subsidiaries and its and their respective Representatives to fully support) the structuring, evaluation and implementation of an Alternative Transaction to the same extent as the Arrangement and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction, including, in the case of a take-over bid, by causing all of the Shareholder’s Subject Securities to be validly tendered in acceptance of such take-over bid and to not be directly or indirectly withdrawn. All of the provisions of this Agreement shall apply, mutatis mutandis, to such Alternative Transaction as if references to the Arrangement and the Arrangement Agreement and the transactions contemplated by the Arrangement Agreement were references to such Alternative Transaction.

Section 2.4  Breach of Covenants

Without limiting the generality of the foregoing, the Shareholder shall cause its Subsidiaries and its and their respective Representatives to comply with the covenants in this Article 2 to the same extent they apply to the Shareholder, and any violation of any of the covenants set forth in this Article 2 by any such Subsidiary or Representative will be deemed to be a breach of this Article 2 by the Shareholder. The Shareholder shall promptly advise Emera, at first orally and then promptly and in any event within 24 hours in writing, of any breach by the Shareholder, its Subsidiaries or their respective Representatives of which it becomes aware of any covenant or agreement contained in this Agreement.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

Section 3.1  Representations and Warranties of the Shareholder

The Shareholder represents and warrants to and covenants with Emera as follows, and acknowledges that Emera is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)

Organization and Qualification; Capacity and Corporate Authorization. The Shareholder is a trust duly established and validly existing under and governed by the laws of the Province of Alberta, and the trustees of the Shareholder, acting in their capacity as trustees of the Shareholder, have all necessary corporate and trust power and authority to cause the Shareholder to execute and deliver this Agreement and to perform the Shareholder’s obligations hereunder. The execution, delivery and performance by the Shareholder of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or equivalent action on the part of the Shareholder and no other corporate or equivalent proceedings on the part of the

Shareholder are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby.

(b)

Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Shareholder, and constitutes a legal, valid and binding agreement of the Shareholder, enforceable against it in accordance with its terms subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)

Governmental Authorization. The execution, delivery and performance by the Shareholder of this Agreement and, assuming that each of the conditions set forth in Article 6 of the Arrangement Agreement is met, the consummation by the Shareholder of the transactions contemplated hereby do not require any filing or registration with, or authorization, consent or approval of, any Governmental Authority by the Shareholder, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not significantly impede or delay the ability of the Shareholder to consummate the transactions contemplated by this Agreement and the Arrangement Agreement.

(d)

No Conflict/Non-Contravention. The execution and delivery of this Agreement by the Shareholder, and, assuming that each of the conditions set forth in Article 6 of the Arrangement Agreement is met, performance of its obligations hereunder and the consummation by the Shareholder of the transactions contemplated hereby, do not and will not:

(i)	contravene, conflict with, or result in any violation or breach of the constating documents of the Shareholder;

(ii)

contravene, conflict with or result in a violation or breach of Law, except as would not, individually or in the aggregate, materially impede the ability of the Shareholder to consummate the transactions contemplated hereby; or

(iii)	result in the creation or imposition of any Encumbrance upon the Subject Securities.

(e)

Litigation. There are no material claims, actions, suits, arbitrations or inquiries, investigations or proceedings in progress or pending or, to the knowledge of the Shareholder, threatened, against the Shareholder or any of its Subsidiaries that if determined adverse to the interests of the Shareholder or any of its Subsidiaries would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby. The Shareholder is not subject to any outstanding judgement, order, writ, injunction or decree that would reasonably be expected to prevent or delay consummation of the transactions contemplated by this Agreement.

(f)

Ownership of Subject Securities. As of the date hereof, the Shareholder is the registered or beneficial owner of, or directly or indirectly exercises control or direction over, and, subject to Permitted Transfers, at all times between the date hereof and the Effective Time, the Shareholder will be the registered or beneficial owner of, or will directly or indirectly exercise control or direction over, the Shareholder’s Subject Securities.

(g)

Exercise of Control or Direction. As of the date hereof, other than the Subject Securities set forth on Schedule A, neither the Shareholder nor its Subsidiaries (i) is the legal or beneficial owner of, or directly or indirectly exercises control or direction over, any Canadian Utilities Class A Shares, Canadian Utilities Class B Shares, ATCO Class I Shares, ATCO Class II Shares or other voting or equity securities (or any securities convertible or exchangeable into any voting or equity securities) in the capital of ATCO or Canadian Utilities, or (ii) has any right to acquire legal or beneficial ownership of, or direct or indirect control or direction over, any Canadian Utilities Class A Shares, Canadian Utilities Class B Shares, ATCO Class I Shares, ATCO Class II Shares or other voting or equity securities (or any securities convertible or exchangeable into any voting or equity securities) in the capital of ATCO or Canadian Utilities.

(h)

No Agreements. Subject to Permitted Transfers, no Person has any agreement or option, or any right or privilege (whether by Law, pre-emptive or Contract) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement and the Arrangement Agreement.

(i)

Voting. As at the date hereof, the Shareholder has, and, immediately prior to the Effective Time, the Shareholder will have, the right and authority to enter into this Agreement and to vote or cause to be voted the Subject Securities as contemplated herein. None of the Subject Securities is subject to any proxy, power of attorney, voting instructions, pooling agreement or voting trust, or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind, other than pursuant to this Agreement.

(j)

Good Title. As of the date hereof, the Shareholder has, and, immediately prior to the Effective Time, the Shareholder will have, good and marketable title to the Subject Securities, free and clear of all Encumbrances or rights of others of any nature or kind whatsoever.

(k)

Residency. As of the date hereof, the Shareholder is, and immediately prior to the Effective Time will be, a resident of Canada for the purposes of Applicable Canadian Securities Laws and Applicable U.S. Securities Laws.

Section 3.2  Representations and Warranties of Emera

Emera represents and warrants to and covenants with the Shareholder as follows, and acknowledges that the Shareholder is relying upon such representations, warranties and covenants in entering into this Agreement that:

(a)

Organization and Qualification. Emera is a corporation duly incorporated, validly existing and in good standing under the laws of the Province of Nova Scotia, and has all requisite corporate power and capacity to own, lease and operate its assets and properties and to carry on its business as now conducted.

(b)

Corporate Authorization. Emera has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by Emera of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Emera and no other corporate proceedings on the part of Emera are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby.

(c)

Execution and Binding Obligation. This Agreement has been duly executed and delivered by Emera, and constitutes a legal, valid and binding agreement of Emera enforceable against it in accordance with its terms subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d)

Governmental Authorization. The execution, delivery and performance by Emera of this Agreement and, assuming that each of the conditions set forth in Article 6 of the Arrangement Agreement is met, the consummation by Emera of the transactions contemplated hereby do not require any filing or registration with, or authorization, consent or approval of, any Governmental Authority by Emera, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not significantly impede or delay the ability of Emera to consummate the transactions contemplated by this Agreement and the Arrangement Agreement.

(e)

No Conflict/Non-Contravention. The execution and delivery of this Agreement by Emera, and, assuming that each of the conditions set forth in Article 6 of the Arrangement Agreement is met, performance of its obligations hereunder and the consummation by Emera of the transactions contemplated hereby, do not and will not:

(i)	contravene, conflict with, or result in any violation or breach of the constating documents of Emera; or

(ii)

contravene, conflict with or result in a violation or breach of Law, except as would not, individually or in the aggregate, materially impede the ability of Emera to consummate the transactions contemplated hereby.

(f)

Litigation. There are no material claims, actions, suits, arbitrations or inquiries, investigations or proceedings in progress or pending or, to the knowledge of Emera, threatened, against Emera, that if determined adverse to the interests of Emera would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby. Emera is not subject to any outstanding judgement, order, writ, injunction or decree that would reasonably be expected to prevent or delay consummation of the transactions contemplated by this Agreement.

(g)

Canadian Securities Law Matters and Stock Exchange Compliance. Emera is a “reporting issuer” under Applicable Canadian Securities Laws in each of the provinces of Canada. The Emera Shares are listed and posted for trading on the TSX and are listed on the NYSE. Emera is in compliance in all material respects with Applicable Canadian Securities Laws and the applicable listing and corporate governance rules and regulations of the TSX and NYSE. As of the date hereof, Emera has not taken any action to cease to be a reporting issuer in any province of Canada nor has Emera received notification from any Governmental Authority seeking to revoke the reporting issuer status of Emera. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of Emera is pending, in effect or, to the knowledge of Emera, has been threatened, or is expected to be implemented or undertaken (other than in connection with the transactions contemplated by this Agreement), and Emera is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

(h)

U.S. Securities Law Matters. The Emera Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act and Emera is in material compliance with its reporting obligation as a “foreign private issuer”, as defined in Rule 3b-4 under the U.S. Exchange Act, pursuant to Section 13 of the U.S. Exchange Act.

(i)

Reports. Since June 30, 2026, Emera has timely filed true and correct copies of Emera Documents that Emera is required to file under Applicable Canadian Securities Laws and Applicable U.S. Securities Laws, other than such Emera Documents that the failure to file would, individually or in the aggregate, not have a Material Adverse Effect on Emera. The documents comprising Emera Documents (i) complied as filed in all material respects with Law, and (ii) did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any misrepresentation. Any amendments to the Emera Documents required to be made have been filed on a timely basis with the applicable Governmental Authority. Emera has not filed any confidential material change report with any Governmental Authority which at the date hereof remains confidential or any other confidential filings filed under Applicable Canadian Securities Laws or Applicable U.S. Securities Laws. There are no outstanding or unresolved comments in comment letters from any Governmental Authority with respect to any of the Emera Documents and, to the knowledge of Emera, neither Emera nor any of the Emera Documents is subject of an ongoing audit, review, comment or investigation by any Governmental Authority.

(j)

Emera Shares. The authorized capital of Emera is set forth in Emera’s constating documents. The Emera Shares to be issued as Consideration pursuant to the Arrangement have been duly authorized and reserved for issuance and, upon issuance, will be validly issued as fully paid and non-assessable shares in the capital of Emera, will not have been issued in violation of any pre-emptive rights or contractual rights to purchase securities and will be listed and posted for trading on the TSX and listed on the NYSE.

ARTICLE 4 - TERMINATION

Section 4.1  Termination

Subject to Section 4.2, this Agreement shall automatically terminate upon the earlier of: (i) the Effective Date, (ii) the Outside Date, and (iii) the date that is ten (10) months following the date the Arrangement Agreement is validly terminated pursuant to Sections 9.1(b)(i) or 9.1(b)(ii) (Failure to Obtain Companies Shareholder Approval), and may be terminated at any time by the mutual agreement in writing of Emera and the Shareholder. This Agreement may, subject to Section 4.2 be earlier terminated:

(a)	by the Shareholder if:

(i)

an amendment is made to the Arrangement Agreement, without the consent of the Shareholder, to decrease the amount of, or change the form of, the consideration payable for, the Subject Securities to be acquired pursuant to the Arrangement (provided that, a decrease in the market price of the Emera Shares will not constitute a decrease in the amount of the consideration payable for the Subject Securities);

(ii)

the Arrangement Agreement is validly terminated by: (A) any Party pursuant to Section 9.1(b)(iii) (Failure to Obtain Emera Shareholder Approval); or (B) either Company pursuant to Section 9.1(d)(i) (Change in Emera Recommendation), Section 9.1(d)(ii) (Emera Permitted Acquisition Agreement), Section 9.1(d)(iii) (Emera Breach of Non-Solicitation), or Section 9.1(d)(iv) (Breach of Representation or Warranty or Failure to Perform Covenants by Emera);

(iii)	the Arrangement Agreement is validly terminated by Emera pursuant to Section 9.1(c)(v) (Material Adverse Effect); or

(iv)

(A) Emera materially breaches or is in material default of any of Emera’s obligations hereunder or (B) any representation and warranty made by Emera herein is untrue or incorrect in a material respect as of the date hereof and, in the case of (B), such default or incorrectness has had or may have a material adverse effect on the consummation of the transactions contemplated by the Arrangement Agreement or on the economic consequences thereof to the Shareholder, provided that (X) the Shareholder has notified Emera in writing of any of the foregoing events and the same has not been cured by Emera within 15 days of the date such notice was received by Emera and (Y) the Shareholder has not materially breached and is not in material default of any of its obligations hereunder; or

(b)	by Emera if:

(i)	the Arrangement Agreement is validly terminated by Emera; or

(ii)

if the Shareholder breaches or is in default of any of the covenants or obligations of the Shareholder under this Agreement and such breach or such default has or may have an adverse effect on the consummation of the transactions contemplated by the Arrangement Agreement or if any of the representations or warranties of the Shareholder under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect; provided that Emera has notified the Shareholder in writing of any of the foregoing events and the same has not been cured by the Shareholder within 15 days of the date such notice was received by the Shareholder and provided that Emera has not breached this Agreement and is not in material default in its performance of its obligations hereunder; or

(c)	by either Emera or the Shareholder following the valid termination of the Arrangement Agreement pursuant to Section 9.1(b)(iv) (Illegality).

Section 4.2  Effect of Termination; Survival

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of this Agreement which occurred prior to such termination.

ARTICLE 5 - GENERAL

Section 5.1  Further Assurances

Each of the Shareholder and its Subsidiaries and Emera and its Subsidiaries will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as any party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and the Arrangement Agreement.

Section 5.2  Disclosure

(a)

Except as required by Applicable Laws, no party shall issue any press release or make any other public announcement or statement with respect to this Agreement without the approval of the other party, which approval shall not be unreasonably withheld or delayed. Moreover, the parties agree to consult with each other prior to issuing each public announcement or statement with respect to this Agreement; provided that, if a party is required to make disclosure by Law, such party shall use its commercially reasonable efforts to give the other party prior oral or written notice and a reasonable opportunity to review and comment on the disclosure. The party making such disclosure shall give reasonable consideration to any comments made by the other party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure. The Shareholder consents to this Agreement being made publicly available, including by filing on SEDAR+, and the details of this Agreement being described in any (i) information circular prepared by ATCO, Canadian Utilities or Emera in connection with the Arrangement (including the Circular), (ii) take-over bid circular prepared by Emera with respect to any offer to acquire Canadian Utilities Class A Shares or Canadian Utilities Class B Shares, or (iii) material change report prepared by Emera in connection with the execution and delivery of this Agreement or the Arrangement Agreement, provided that Emera shall (solely to the extent practicable) make commercially reasonable efforts to provide the Shareholder with a reasonable opportunity to review and comment on any disclosure therein specific to any member of the Southern Family Group or the Shareholder (including the disclosure referred to in Section 5.2(b)) and to redact any personal information relating to any member of the Southern Family Group or the Shareholder or its Subsidiaries to the extent permitted by Law.

(b)

The Shareholder acknowledges and agrees that a summary of the negotiations leading to the execution and delivery of this Agreement will appear in the Circular and in any other public disclosure document required by applicable Laws and further agrees that it will, as promptly as practicable, provide Emera with any information Emera, ATCO or Canadian Utilities may reasonably require for the preparation of any such disclosure documents and notify Emera of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure documents if and to the extent that any such information shall have become false or misleading in any material respect.

Section 5.3  Fiduciary Obligations

Emera agrees and acknowledges that the Shareholder is bound hereunder solely in its capacity as a registered or beneficial owner of, or a Person who directly or indirectly exercises control or direction over, the Subject Securities, and that the provisions hereof shall not be deemed or interpreted to bind any Subsidiaries of the Shareholder or any of the officers or directors of the Shareholder or any Subsidiaries thereof in their capacities as a director or officer of ATCO or Canadian Utilities. For the avoidance of doubt, subject to the terms of the Arrangement Agreement, nothing in this Agreement shall limit any party’s Subsidiaries from fulfilling his or her fiduciary duties as a director or officer of ATCO or Canadian Utilities.

Section 5.4  Time

Time is of the essence in this Agreement.

Section 5.5  Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein and the parties irrevocably attorn to the jurisdiction of the courts of the Province of Alberta in respect of all disputes arising under or in relation to this Agreement.

Section 5.6  Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, constitutes the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

Section 5.7  Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.8  Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. No failure or delay by any party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise preclude any other or further exercise of any right, power or privilege under this Agreement.

Section 5.9  Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.10  Third Party Beneficiaries

This Agreement shall not confer any rights or remedies upon any Person other than the parties and their respective successors and permitted assigns.

Section 5.11  Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other party hereto.

Section 5.12  Notices

Any notice that is required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered personally (including by courier) or sent by email to the Party to whom it is addressed, as follows:

(a)	if to Emera, addressed to it at:

Emera Incorporated

5151 Terminal Road

Halifax, Nova Scotia

B3J 1A1

Attention:	[name and position redacted]
Email:	[email address redacted]

with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200

P.O. Box 50

Toronto, ON M5X 1B8

Attention:	John Macfarlane; Jeremy Fraiberg; Kai Sheffield
Email:	jmacfarlane@osler.com; jfraiberg@osler.com; ksheffield@osler.com

(b)	if to the Shareholder, addressed to it at:

Margaret E. Southern Spousal Trust

18011 Spruce Meadows Way SW

Calgary, AB T2X 4B7

Attention:	[name and position redacted]
Email:	[email address redacted]

with a copy (which shall not constitute notice) to:

Bennett Jones LLP

4500 Bankers Hall East

855 2 Street SW

Calgary, AB T2P 4K7

Attention:	Brent Kraus
Email:	krausb@bennettjones.com

or to such other address as a party may, from time to time, advise to the other party by notice in writing. The date or time of receipt of any such notice shall be deemed to be the date of delivery or the time such email is received.

Section 5.13  Specific Performance and other Equitable Rights

The parties to this Agreement agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, including, without limitation, following termination of the Arrangement Agreement or the payment of any amounts to Emera under the Arrangement Agreement or otherwise and whether or not an Alternative Transaction has been commenced by Emera. It is accordingly agreed that the parties to this

Agreement shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of this Agreement or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

Section 5.14  Expenses

All out-of-pocket third party expenses incurred in connection with this Agreement or the transactions contemplated by this Agreement, including all costs, expenses and fees incurred prior to or after the Effective Date in connection with, or incidental to, this Agreement shall be paid by the party incurring such expenses, whether or not the Arrangement is consummated.

Section 5.15  Counterparts

This Agreement may be executed in counterparts and by portable document format (PDF) or other electronic means, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

The remainder of this page is intentionally left blank; signature page follows.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

MARGARET E. SOUTHERN SPOUSAL TRUST

Per:	/s/ Nancy C. Southern
Name: Nancy C. Southern
Title: Trustee

Per:	/s/ Linda A. Southern-Heathcott
Name: Linda A. Southern-Heathcott
Title: Trustee

EMERA INCORPORATED

Per:	/s/ Scott Balfour
Name: Scott Balfour
Title: President and Chief Executive Officer

Per:	/s/ Jared Green
Name: Jared Green
Title: Chief Financial Officer

[Shareholder Voting Support Agreement]

SCHEDULE A

SUBJECT SECURITIES

ATCO Shares

Name of Registered Holder	ATCO Class I Shares*	ATCO Class II Shares*	Total*

Margaret E. Southern Spousal Trust	239,600	Nil	239,600

Canadian Utilities Shares

Name of Registered Holder	Canadian Utilities Class A Shares*	Canadian Utilities Class B Shares*	Total*

Margaret E. Southern Spousal Trust	994,238	8	994,246

*As at the date of this Agreement